Exhibit (a)(1)(G)
Corporate Contact: Ioannis Zafirakis Director, Chief Strategy Officer and Secretary Telephone: + 30-210-9470-100 Email: izafirakis@dianashippinginc.com Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES EXTENSION OF TENDER OFFER
FOR SHARES OF COMMON STOCK
Athens, Greece, December 20, 2018 - Diana Shipping Inc. (NYSE: DSX) (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that in light of the closure of the U.S. financial markets on the national day of mourning observed on December 5, 2018 for President George H.W. Bush, the Company has extended its previously announced cash tender offer to purchase shares of its common stock until the end of the day, 5:00 P.M., Eastern Time, on December 21, 2018, to allow additional time for stockholders to tender their shares. Except as set forth herein, the terms and conditions of the Offer (as defined below) remain the same.
On November 21, 2018, the Company announced the commencement of a tender offer to purchase up to 4,166,666 shares, or about 3.86%, of its outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share (the "Offer").
As of December 20, 2018, approximately 3,257,805 shares had been tendered in the Offer.
Stockholders who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to the extension of the Offer. The terms and conditions of the Offer, prior to the amendment described in this release, were set forth in the Company's "Offer to Purchase" and "Letter of Transmittal", each dated November 21, 2018, and the other related materials that the Company distributed to stockholders, which were filed with the Securities and Exchange Commission ("SEC") as exhibits to the Company's Schedule TO on November 21, 2018.
Diana Shipping Inc. retained Computershare Trust Company, N.A. as the depositary for the tender offer and Georgeson Inc. as the information agent.
Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery were mailed to the Company's shareholders. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company's expense from the information agent at (800) 248-7690 (toll free). Questions regarding the tender offer should be directed to the information agent at (800) 248-7690 (toll free).

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Certain Information Regarding the Tender Offer
The information in this press release describing Diana Shipping Inc.'s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Diana Shipping Inc.'s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Diana Shipping Inc. is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Shareholders of Diana Shipping Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Diana Shipping Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission's website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson Inc., the information agent for the tender offer, toll free at (800) 248-7690. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, toll free at (800) 248-7690.
Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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